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SEC Mail Processing Section
MAR 02 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TASTYWORKS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 W FULTON MARKET STE. 220
(No. and Street)

CHICAGO	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT SHERIDAN 312-724-7075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT SHERIDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TASTYWORKS, INC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CASE M SOSNOFF
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 30, 2021

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
tastyworks, Inc.

We have audited the accompanying statement of financial condition of tastyworks, Inc. (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of tastyworks, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 28, 2017

tastyworks, Inc.
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 8,059,054
Receivable from broker dealer, net	1,144,286
Securities owned, at fair value	17,560
Accounts receivable	6,931
Receivable from parent	93,664
Fixed assets and internally developed software, less accumulated depreciation and amortization of $329,423	5,952,421
Other assets	310,563
Total assets	**$ 15,584,479**
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 146,714
Accrued payroll and related liabilities	48,130
Securities sold, not yet purchased, at fair value	23,115
Deferred rent	711,761
Deferred tax liability	346,943
Total liabilities	**1,276,663**
Shareholder's equity	
Common stock, $.001 par value; 1,000 shares authorized, 100 shares issued and outstanding	-
Additional paid in capital	16,231,862
Retained earnings	(500,164)
Net loss	(1,423,882)
Shareholder's equity	**14,307,816**
Total liabilities and shareholder's equity	**$ 15,584,479**

See Notes to Statement of Financial Condition

tastyworks, Inc.
Notes to Statement of Financial Condition
December 31, 2016

1. Organization and Nature of Business

tastyworks, Inc. (the Company), a wholly-owned subsidiary of dough, Inc. (the Parent), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA), effective March 10, 2016 and also became a member of the National Futures Association (NFA) effective August 26, 2016. The Company launched operations on January 3, 2017 and will conduct business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in the principal transactions on the Statement of Operations. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Fixed Assets and Internally Developed Software

Fixed assets and internally developed software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over a useful life ranging from three to seven years.

Fixed assets and internally developed software consisted of the following:

		December 31
Cost:	**Useful Lives**	**2016**
Equipment	5 years	$ 935,876
Computers	5 years	53,730
Furniture & Fixtures	7 years	369,231
Leasehold Improvements	7 years	1,795,668
Purchased software	3 years	25,703
Internally developed software	3 years	3,101,636
Total cost:		**6,281,844**

Fixed assets and internally developed software continued:		
Less: accumulated depreciation and amortization		(329,423)
Total fixed assets and internally developed software, net	**$**	**5,952,421**

Accounting for internally developed software
During the application development stage, management will capitalize as long-lived assets certain costs incurred up until the point at which the software is substantially complete and ready for release. These costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers will also be capitalized during this phase.

Deferred Rent
Operating lease obligations, including incentives, are amortized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between recognized rent expenses and actual cash payments for rent. At December 31, 2016 $711,761 is recorded as deferred rent on the Statement of Financial Condition.

Income Taxes
The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, to clarify the principles used to recognize revenue for all entities. In August 2015, the FASB issued ASU No. 2015-14 which deferred the effective date of ASU 2014-09 by one year. As a result of this deferral, the effective date for public business entities is annual reporting periods beginning after December 15, 2017 (early adoption is permitted for annual reporting periods beginning after December 15, 2016). At December 31, 2016 the Company was still evaluating the guidance in all respects.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The main difference between previous U.S. GAAP and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new standard is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. At December 31, 2016 the Company was still evaluating the guidance in all respects.

3. Fair Value

Fair Value of Financial Instruments Under ASC 820, Fair Value Measurement, fair value is measured at the exit price, which is the price to sell an asset or transfer a liability. The exit price may or may not equal the transaction price, and the exit price objective applies regardless of a Company's intent or ability to sell the asset or transfer the liability at the measurement date. ASC 820 clarified that non-performance risk, including an issuer's credit standing, should be considered when measuring liabilities at fair value. ASC 820 also requires enhanced disclosures and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Unadjusted quoted prices available in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. This level primarily consists of financial instruments such as exchange-traded securities and listed derivatives.

Level 2 – Pricing inputs include quoted prices for identical or similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

	Fair Value Measurements at Reporting Date Using December 31, 2016			
	Level 1	*Level 2*	*Level 3*	*Total*
ASSETS				
Receivable from broker-dealer, net - money market fund:	$ 1,144,285	-	-	$ 1,144,285
Securities Owned:				
Equities	9,640	-	-	9,640
Derivatives	7,920	-	-	7,920
Total	**$ 1,161,845**	**-**	**-**	**$ 1,161,845**

Fair Value (continued)

	Level 1	*Level 2*	*Level 3*	*Total*
LIABILITIES				
Securities sold, not yet purchased:				
Equities	$ 16,208	-	-	$ 16,208
Derivatives	6,907	-	-	6,907
Total	**$ 23,115**	**-**	**-**	**$ 23,115**

Securities owned and sold, not yet purchased are traded on a national securities exchange, and are stated at the last sales price on the day of the valuation. Money market funds are valued based on the published net asset value per share on the date of valuation. These financial instruments are classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers between levels during the year.

The Company believes the recorded value of accounts receivable, other receivables, accounts payable, accrued expenses, and other liabilities approximates fair value because of the short maturity of these financial instruments.

4. Receivables

Amounts receivable from our broker-dealer at December 31, 2016 consisted of the following:

	Receivable
Cash deposit – minimum deposit required with Apex	$ 1,000,131
Cash balance – PAB accounts	145,114
Payable to broker-dealer	(959)
	$ 1,144,285

5. Related parties

Compensation, benefits and payroll taxes Paid by the parent for developer staff of both the Company and Parent, totaled $1,470,494 and were capitalized as internally developed software.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. The Parent contributed $5,539 which was capitalized as software development costs in fixed assets and internally developed software, net, on the accompanying Statement of Financial Condition.

There are employees of the Company who have received incentive stock options from the Parent. The vesting for these totaled $41,833 at December 31, 2016.

Related parties continued:

The Parent granted warrants representing shares of the Parent to a proprietary trading firm in exchange for source code which is being used as the basis for creation of the Company's order management system, to which the Company will own the proprietary rights.

The value of the warrants was estimated using the Black-Scholes option-pricing model. This determination was affected by the estimated stock price at measurement date, which was derived from internal cash flow analyses performed by management, as well as award term and assumptions regarding expected volatility, risk-free interest rate, and expected dividends. As of December 31, 2016, the estimated fair value of the warrants was approximately $1,144,532 which is capitalized within fixed assets and internally developed software. When the order management system is placed in service the total capitalized will begin depreciating in accordance with the Company's policies.

As of December 31, 2016, there was a balance due from the Parent of $93,664, which was related to the income tax benefit remitted to the Parent.

6. Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

		December 31 2016
Deferred tax assets:		
Amortization	$	64
Deferred rent		284,971
Other expense		39,941
Accrued professional fees		14,292
Total deferred tax assets	**$**	**339,268**
Deferred tax liabilities:		
Depreciation	$	(679,579)
Prepaid insurance		(1,455)
Unrealized Gain/Loss		(5,177)
Total deferred tax liabilities		**(686,211)**
Total net deferred taxes	**$**	**(346,943)**

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that an allowance at December 31, 2016 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $5,742.

Income taxes continued

The Company files income tax returns in the U.S. and Illinois as part of a consolidated group and is therefore subject to periodic audits by these tax authorities. The Company is subject to examination by the Internal Revenue Service and Illinois Department of Revenue for 2015. The Parent assesses its tax positions and determines whether there are any material unrecognized liabilities.

7. Leases and related agreements

The Company's headquarters is under a seven (7) year lease with SVF Fulton Chicago, LLC (SVF). The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs are as follows:

2017	$	398,245
2018		408,254
2019		418,501
2020		428,985
2021		439,707
Subsequent years		602,114
	$	**2,695,806**

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

9. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At December 31, 2016 the Company's net capital was $7,921,483 which was $7,671,483 in excess of its minimum requirement of $250,000. The net capital rules might effectively restrict the distribution of equity to the Parent.

10. Off-balance-sheet risk and concentration of credit risk

The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

Off-balance-sheet risk and concentration of credit risk continued
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

11. Subsequent Events
The Company has evaluated events subsequent to December 31, 2016, up until the date the financial statements were issued. On January 3, 2017 certain employees of the Company were granted stock option awards from the Parent's *2014 Omnibus Incentive Plan.*